SOCIAL MEDIA POSTS

Streamline 66 @streamline66 · 1m

Phillips 66 (NYSE: PSX) investors are voting with their feet. The company's stock outperformed peers by 11% with Elliott's release of its #Streamline66 plan, then sank when Phillips 66 management publicly doubled down on its conglomerate structure and midstream growth strategy.



PHILLIPS 66 SHAREHOLDERS
VOTE WITH THEIR FEET
Indexed PSX Stock Price Performance
vs. Valero and Marathon Petroleum
15%
10%
5%
0%
(5%)
Streamline 66
Announced
PSX Defends
Status Quo
2/10/25
2/24/25
3/10/25
3/24/25
4/7/25
4/21/25
STREAMLINE 66
Click here for more important information

Phillips 66 Investors Vote with Their Feet on Status Quo | Elliott

From streamline66.com

Streamline 66 @streamline66 · 54m

Phillips 66 (NYSE: PSX) shareholders: want to vote for a brighter, more profitable future at the company? Watch this helpful video and vote for #Streamline66 today: bit.ly/s66-x-o73



STREAMLINE 66
YOUR VOTE MATTERS
NO MATTER HOW MANY SHARES YOU OWN

Streamline 66 @streamline66 · 1h

Since 2010, Elliott has worked with 200+ companies to help create long-term value. Of those, we have only filed three definitive proxies in the U.S. before our extensive engagement with Phillips 66 (NYSE: PSX). We're committed to unlocking tremendous value for all shareholders.


ELLIOTT SEES TREMENDOUS UPSIDE AT PHILLIPS 66. ITS BOARD DOES NOT.
VOTE FOR CHANGE TODAY.
STREAMLINE 66
Click here for more important information

Elliott: Tremendous Value Can Be Unlocked for Phillips 66 Shareholders

From streamline66.com